Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges
The following tables set forth our ratios or earnings to fixed charges, excluding interest on deposits and earnings to fixed charges, including interest on deposits for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. For purposes of calculating these ratios, earnings consists of income before income taxes plus fixed charges and distributed income of equity investees less minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges include interest expense, amortization expense and estimated interest component of rental expense.

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands)	2018	2017	2017	2016	2015
Fixed Charges
Interest expense, excluding deposits	$12,050	$8,007	$19,333	$10,479	$4,975
Amortization of premiums	1,360	1,908	4,065	4,671	3,461
Estimated interest on rental expense (1)	4,612	4,084	8,705	7,346	6,628
Preferred stock dividends	—	—	—	—	—
Total Fixed Charges	$18,022	$13,999	$32,103	$22,496	$15,064
Earnings
Income before income taxes	16,599	29,370	$66,189	$90,777	$56,907
Add: distributed income of equity investees	—	463	1,042	2,753	2,512
Add: fixed charges	18,022	13,999	32,103	22,496	15,064
Less: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	311	591	598	2,333	1,624
Total earnings	$34,310	$43,241	$98,736	$113,693	$72,859
Ratio of Earnings to fixed charges, excluding interest on deposits	1.90	3.09	3.08	5.05	4.84
(1) This amount is the portion of rent expense (generally one-third) deemed representative of the interest factor.

Exhibit 12.1

	Six Months Ended June 30,		Years Ended December 31,
(Dollars in thousands)	2018	2017	2017	2016	2015
Fixed Charges
Interest expense, including deposits	$29,400	$19,497	$43,245	$29,488	$16,776
Amortization of premiums	1,360	1,908	4,065	4,671	3,461
Estimated interest on rental expense (1)	4,612	4,084	8,705	7,346	6,628
Preferred stock dividends	—	—	—	—	—
Total Fixed Charges	$35,372	$25,489	$56,015	$41,505	$26,865
Earnings
Income before income taxes	$16,599	$29,370	$66,189	$90,777	$56,907
Add: distributed income of equity investees	—	463	1,042	2,753	2,512
Add: fixed charges	35,372	25,489	56,015	41,505	26,865
Subtract: minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	311	591	598	2,333	1,624
Total earnings	$51,660	$54,731	$122,648	$132,702	$84,660
Ratio of Earnings to fixed charges, including interest on deposits	1.46	2.15	2.19	3.20	3.15
(1) This amount is the portion of rent expense (generally one-third) deemed representative of the interest factor.